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File No. 333-257157
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Investor Update

Welcome to the Fundrise Innovation Fund

Learn more about what to expect as an investor moving forward.

Editor's note: *The following letter was distributed by Fundrise Advisors to its clients to provide them with details about the Fundrise Growth Tech Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The [prospectus](#) for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to [fundrise.com/offerings/26/view.](#) The prospectus should be read carefully before investing in the Fund.*

Congratulations on your investment in the Fundrise Innovation Fund. Since our founding in 2012, Fundrise has relentlessly pursued a singular mission: to build a better financial system by empowering the individual investor. We're grateful for your support as we take yet another major step on that journey, making our first significant expansion outside of private real estate.

We believe the same fundamental issues that exist in the private real estate market — an artificial barrier to entry, a lack of alignment, lack of transparency, high fees from the carried interest, etc. — also exist in the venture capital industry. The proprietary systems and technology infrastructure we created to tap into private real estate are now capable of **disrupting ownership of other asset classes** previously inaccessible to individuals -- in short, Fundrise has the potential to not only open up but completely transform the entire $10 trillion private market.

Across nearly all asset classes, high-growth private tech companies have been one of the best performing investments of the last decade[1] and we believe that not only is it an exciting opportunity to get access to these companies, but more importantly you *deserve* to have access.

What to expect going forward
- **The Fund is ramping up** - The Innovation Fund will be in a ramp-up period over the next several months as it raises its initial capital and begins to make its first few investments. This is particularly true given the current economic environment, as it may take several months before we see prices begin to reset and potentially longer before we see a true bottom.

- **You'll receive regular communication** - Just like with your real estate portfolio, we intend to stay in regular contact with you, via email and investor updates, about our strategy for the fund and any major investment decisions we make.

- **Your dashboard will evolve** - Over the coming months keep an eye out for improvements to your dashboard to let you better understand the whole picture of your portfolio across both real estate and the Innovation Fund. If you have any questions or feedback about the changes you see, please let us know.

As always, if you have any questions or have feedback about your experience, please feel free to contact our Investor Relations team at investments@fundrise.com.

The Fundrise team

P.S. In case you missed it, here is the latest episode of our podcast, Onward, where our CEO Ben Miller goes in-depth on our plans for the Innovation Fund.

Listen on Apple Podcasts >>
Listen on Spotify >>
Listen on Stitcher >> (or wherever you get your podcasts)

Disclaimers
[1] Source: Public to Private Equity in the United States: A Long-term Look, Morgan Stanley

The Fundrise Innovation Fund is the marketing name for the underlying legal entity, Fundrise Growth Tech Fund, LLC (the Fund). The Fund is an unlisted closed-end management investment company that is operated as a tender offer fund. The Fund's investment objective is to provide total return primarily through long-term capital appreciation. For more information, including the Prospectus, please visit www.fundrise.com/offerings/26/view.

The Fund intends, but is not obligated, to provide investors with liquidity through quarterly repurchase offers to repurchase a limited amount of the Fund's Shares (not expected to exceed 5% of the Fund's net assets). For the latest available repurchase notice, if any, please see the "Literature" section of www.fundrise.com/offerings/26/view. Copyright © 2022 Fundrise Growth Tech Fund.